SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of: June 2003

                        Commission File Number: 001-16429

                                     ABB Ltd
               --------------------------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                   Switzerland
                         ------------------------------
                         (Jurisdiction of organization)

                       P.O. Box 8131, Affolternstrasse 44,
                          CH-8050, Zurich, Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)

        Registrant's telephone number, international: + 011-41-1-317-7111

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Form 6-K consists of the following:

1. Press release of ABB Ltd, dated June 4, 2003, announcing the sale of its interest in Swedish Export Credit Corporation.

Press Release

ABB to sell stake in SEK to the Swedish state

Zurich, Switzerland, June 4, 2003 - ABB, the leading power and automation technology group, today announced that it has agreed to sell its entire 35 percent shareholding in Swedish Export Credit Corporation (SEK) to the Swedish state for a total cash consideration of 1240 million Swedish Kronor (about US$ 160 million).

ABB said the divestment is part of its strategy to focus on its core power and automation technology businesses and to strengthen its balance sheet. The cash consideration will be paid in dividends from SEK and will be used to reduce ABB's debt.

The transaction is planned to be completed by the end of June 2003, and is subject to funding by SEK in the capital markets and approval by Sweden's parliament. Once finalized, the Swedish state will own all of the shares in SEK.

"We are pleased to have found this solution with the Swedish state providing SEK with a clear and strong ownership foundation to continue its successful business," said Peter Voser, ABB's chief financial officer.

The equity stake in SEK was part of ABB's Structured Finance, most of which has been divested through a series of transactions since 2002.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impacts. The ABB Group of companies operates in around 100 countries and employs about 135,000 people.

For more information please contact:

Media Relations:                               Investor Relations:
ABB Corporate Communications, Zurich           Switzerland: Tel. +41 43 317 3804
Wolfram Eberhardt                              Sweden:  Tel. +46 21 325 719
Tel: +41 43 317 6512                           USA:  Tel. +1 203 750 7743
Fax: +41 43 317 7958                           investor.relations@ch.abb.com
media.relations@ch.abb.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ABB LTD

Date:  June 4, 2003                        By: /s/ BEAT HESS
                                              ----------------------------------
                                              Name:   Beat Hess
                                              Title:  Group Senior Officer



                                           By: /s/ HANS ENHORNING
                                              ----------------------------------
                                              Name:   Hans Enhorning
                                              Title:  Group Vice President